UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 23, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Retains Hayden/MS-IR to Develop Its Investor Relations Program”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

NOVA RETAINS HAYDEN/MS-IR TO DEVELOP ITS
INVESTOR RELATIONS PROGRAM

REHOVOT, Israel, December 23, 2013 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced today that it has retained Hayden/ MS-IR, a national, New York-based investor relations consulting firm, to develop its investor relations program to strengthen the company’s relations with the investment community.

“We are excited about the Optical Metrology opportunities we currently see in the semiconductor industry,” commented Eitan Oppenhaim, President and CEO of Nova. “Our tools are embedded in the top semiconductor customers around the world, and we are very well-positioned with both integrated and standalone solutions as these customers transition to more advanced technology nodes. We continue to gain market share and expand our presence into additional process steps with the transition to 3D advanced structures. We believe we are strategically positioned to continue growing and outperforming, and as such, we have retained Hayden/ MS-IR to help us develop a comprehensive program that expands our visibility within the investment community.”

With offices in New York, Phoenix, Minneapolis and Seattle, Hayden IR provides a comprehensive range of investor relations services to a growing list of clients. For more than a decade, Hayden IR has been a recognized leader in driving market recognition and creating sustainable competitive advantages for more than 100 micro- and small-cap companies. Hayden delivers expertise and professionalism in such areas as investor management, relationship building, awareness campaigns, online presence and corporate identity.

Miri Segal, Managing Partner Global Accounts & IPOs at Hayden/ MS-IR added, “We are very excited about the market opportunity available to Nova, particularly with the company’s expansion into stand-alone optical metrology and its process control growth engines. Nova has established itself as the industry leader based on its innovation and advanced, leading-edge technologies. We believe the company is set to take full advantage of the expanding opportunities available today in the semiconductor market place.”

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is: www.novameasuring.com

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to our lease agreements; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; risks related to quarterly fluctuations in our operating results; risks related to the extremely competitive market we are operation in; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 11, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.